Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2016

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Six months
	June 30		ended June 30
	2016	2015	2016	2015

Revenues	$482,536	$409,832	$858,644	$745,594

Cost of revenues (exclusive of depreciation and
amortization shown below)	294,968	239,889	531,835	448,010
Selling, general and administrative expenses	138,355	127,302	256,626	243,138
Depreciation	5,824	5,479	11,221	10,643
Amortization of intangible assets	4,792	4,204	10,428	7,631
Acquisition-related items (note 6)	973	1,172	2,045	2,043
Spin-off stock-based compensation costs	-	35,400	-	35,400
Spin-off transaction costs	-	13,134	-	13,134
Operating earnings (loss)	37,624	(16,748)	46,489	(14,405)

Interest expense, net	2,227	1,556	4,591	3,891
Other (income) expense, net (note 7)	(1,220)	(310)	(1,820)	174
Earnings (loss) before income tax	36,617	(17,994)	43,718	(18,470)
Income tax (note 8)	12,861	3,365	15,931	2,849
Net earnings (loss) from continuing operations	23,756	(21,359)	27,787	(21,319)

Net earnings from discontinued operations, net of
income tax (note 5)	-	3,041	-	1,103
Net earnings (loss)	23,756	(18,318)	27,787	(20,216)

Non-controlling interest share of earnings	5,559	7,421	7,973	8,820
Non-controlling interest redemption increment (note 11)	(3,205)	321	5,608	(9,020)
Net earnings (loss) attributable to Company	$21,402	$(26,060)	$14,206	$(20,016)

Net earnings (loss) per common share (note 12)

Basic
Continuing operations	$0.55	$(0.79)	$0.37	$(0.58)
Discontinued operations	-	0.08	-	0.03
	$0.55	$(0.71)	$0.37	$(0.55)

Diluted
Continuing operations	$0.55	$(0.79)	$0.37	$(0.58)
Discontinued operations	-	0.08	-	0.03
	$0.55	$(0.71)	$0.37	$(0.55)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2016	2015	2016	2015

Net earnings (loss)	$23,756	$(18,318)	$27,787	$(20,216)

Foreign currency translation gain (loss)	(2,987)	9,616	386	(27,683)

Comprehensive earnings (loss)	20,769	(8,702)	28,173	(47,899)

Less: Comprehensive earnings attributable to
non-controlling shareholders	4,682	1,593	11,500	7,163

Comprehensive earnings (loss) attributable to Company	$16,087	$(10,295)	$16,673	$(55,062)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	June 30, 2016	December 31, 2015
Assets
Current Assets
Cash and cash equivalents	$96,682	$116,150
Accounts receivable, net of allowance of $22,693 (December 31, 2015 -
$20,738)	291,156	298,466
Unbilled revenues	21,619	19,907
Income tax recoverable	13,821	13,985
Prepaid expenses and other current assets	42,165	31,864
Deferred income tax, net	16,318	15,607
	481,761	495,979

Other receivables	3,781	3,922
Other assets	31,978	19,287
Fixed assets	63,764	62,553
Deferred income tax, net	76,701	84,038
Intangible assets	136,547	120,962
Goodwill	336,309	305,680
	649,080	596,442
	$1,130,841	$1,092,421

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$75,792	$77,464
Accrued liabilities	313,709	377,779
Income taxes payable	8,584	14,388
Unearned revenues	6,045	4,607
Long-term debt - current (note 9)	2,200	3,200
Contingent acquisition consideration - current (note 10)	3,746	1,552
Deferred income tax, net	212	151
	410,288	479,141

Long-term debt - non-current (note 9)	337,297	257,747
Contingent acquisition consideration (note 10)	29,902	27,567
Other liabilities	25,439	20,467
Deferred income tax, net	18,725	18,414
	411,363	324,195
Redeemable non-controlling interests (note 11)	140,632	139,592

Shareholders' equity
Common shares	398,357	396,066
Contributed surplus	48,796	47,603
Deficit	(226,135)	(238,411)
Accumulated other comprehensive loss	(61,102)	(63,569)
Total Company shareholders' equity	159,916	141,689
Non-controlling interests	8,642	7,804
Total shareholders' equity	168,558	149,493
	$1,130,841	$1,092,421

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity

Balance, December 31, 2015	38,504,311	$396,066	$47,603	$(238,411)	$(63,569)	$7,804	$149,493

Net earnings	-	-	-	27,787	-	-	27,787
Other comprehensive earnings	-	-	-	-	386	-	386
Other comprehensive earnings
attributable to NCI	-	-	-	-	2,081	62	2,143
NCI share of earnings	-	-	-	(7,973)	-	2,251	(5,722)
NCI redemption increment	-	-	-	(5,608)	-	-	(5,608)
Distributions to NCI	-	-	-	-	-	(1,450)	(1,450)
Acquisition of businesses, net	-	-	-	-	-	(25)	(25)

Subsidiaries’ equity transactions	-	-	(269)	-	-	-	(269)

Subordinate Voting Shares:
Stock option expense	-	-	2,018	-	-	-	2,018
Stock options exercised	92,450	2,291	(556)	-	-	-	1,735
Common share dividends	-	-	-	(1,930)	-	-	(1,930)
Balance, June 30, 2016	38,596,761	$398,357	$48,796	$(226,135)	$(61,102)	$8,642	$168,558

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Cash provided by (used in)

Operating activities
Net earnings (loss) from continuing operations	$23,756	$(21,359)	$27,787	$(21,319)

Items not affecting cash:
Depreciation and amortization	10,616	9,683	21,649	18,274
Spin-off stock based compensation	-	35,400	-	35,400
Deferred income tax	3,430	(4,158)	4,087	(5,489)
Earnings from equity method investments	(259)	(320)	(386)	(291)
Stock option expense	806	1,197	2,018	2,692
Other	6,317	4,163	6,561	2,709

Net changes from operating assets / liabilities
Accounts receivable	(38,047)	(23,483)	11,260	20,203
Unbilled revenues	5,632	(3,149)	(635)	(8,142)
Prepaid expenses and other current assets	305	(138)	(4,888)	(7,310)
Accounts payable	6,328	(5,010)	(4,151)	(15,238)
Accrued liabilities	10,031	54,671	(80,684)	(61,343)
Unearned revenues	(148)	2,883	1,024	(505)
Other liabilities	(1,616)	(656)	366	(3,675)
Contingent acquisition consideration paid	-	(141)	-	(1,173)
Discontinued operations	-	9,373	-	29,416
Net cash provided by (used in) operating activities	27,151	58,956	(15,992)	(15,791)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(9,751)	(16,784)	(46,326)	(17,274)
Purchases of fixed assets	(6,495)	(9,752)	(10,682)	(11,302)
Other investing activities	(7,778)	(3,244)	(13,920)	(3,388)
Discontinued operations	-	(3,601)	-	(10,448)
Net cash used in investing activities	(24,024)	(33,381)	(70,928)	(42,412)

Financing activities
Increase in long-term debt	24,676	513,774	127,392	592,503
Repayment of long-term debt	(24,655)	(518,164)	(40,904)	(543,770)
Purchases of subsidiary shares from NCI, net	(4,257)	(2,277)	(3,637)	(893)
Contingent acquisition consideration	(309)	(140)	(756)	(3,983)
Proceeds received on exercise of options	97	86	1,734	3,655
Incremental tax benefit on stock options exercised	-	94	-	1,945
Dividends paid to common shareholders	-	-	(1,541)	(3,581)
Distributions paid to non-controlling interests	(5,143)	(1,847)	(10,259)	(7,488)
Financing fees paid	-	(2,946)	-	(2,946)
Net cash (used in) provided by financing activities	(9,591)	(11,420)	72,029	35,442

Effect of exchange rate changes on cash	(4,322)	(11,133)	(4,577)	(10,308)

(Decrease) increase in cash and cash equivalents	(10,786)	3,022	(19,468)	(33,069)

Cash and cash equivalents, beginning of period	107,468	120,702	116,150	156,793

Cash and cash equivalents, end of period	$96,682	$123,724	$96,682	$123,724

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

(Unaudited)

(in thousands of US dollars, except per share amounts)

1. DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 32 countries around the world (66 countries including affiliates and franchisees). Colliers’ primary services are outsourcing & advisory services, lease brokerage, and sales brokerage. Operationally, Colliers is organized into three geographical regions – Americas, Europe, Middle East & Africa (“EMEA”), and Asia Pacific.

On June 1, 2015, “old” FirstService Corporation (“Old FSV”) completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent public companies – Colliers and “new” FirstService Corporation (“FirstService”). Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

The historical operations of FirstService, including its results of operations, cash flows, and related assets and liabilities have been reclassified as discontinued operations for all periods presented herein (see note 5).

2. SUMMARY OF PRESENTATION – These unaudited Interim Condensed Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2015.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2016 and the results of operations and its cash flows for the three and six month periods ended June 30, 2016. All such adjustments are of a normal recurring nature. The results of operations for the three and six month periods ended June 30, 2016 are not necessarily indicative of the results to be expected for the year ending December 31, 2016.

During the three months ended June 30, 2015, a revenue transaction initially recorded in the fourth quarter of 2014 was reversed as it was determined through subsequent events that the revenue was not realized. The impact of this immaterial out of period adjustment was a reduction in revenue of $5,040, a reduction in net earnings of $635 and a reduction in diluted earnings per share from continuing operations of $0.02.

3. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The guidance will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

4. ACQUISITIONS – During the six months ended June 30, 2016, the Company acquired controlling interests in six businesses, four operating in the Americas (Central Florida, Northeast Florida, New York and Quebec) and two operating in EMEA (United Kingdom and Netherlands). The acquisition date fair value of consideration transferred was as follows: cash of $46,326 (net of cash acquired of $7,912) and contingent consideration of $8,947 (2015 - cash of $17,274 and contingent consideration of $6,442). The Company recognized goodwill of $31,244 and intangible assets of $25,998 as a result of these transactions. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2016 was $33,648 (see note 10). The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as of June 30, 2016 was $3,675. The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation, is $59,800 to a maximum of $66,500. The contingencies will expire during the period extending to February 2021. During the six months ended June 30, 2016, $756 was paid with reference to such contingent consideration (2015 - $5,156).

5. DISCONTINUED OPERATIONS – Discontinued operations comprises FirstService (being Old FSV’s Residential Real Estate Services and Property Services segments).

The spin-off of FirstService was completed on June 1, 2015, resulting in a distribution of one FirstService share of the same class as each Old FSV share previously held to all shareholders. The spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of shareholders’ equity of $138,396.

Colliers and FirstService were separated in to two independent public companies to enable each company to intensify its focus on its distinct brand, customers and industry dynamics and also have the flexibility to pursue independent value creation strategies while optimizing its capital structure and financial resources.

Operating results of the discontinued operations are shown below:

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015

Revenues	$-	$207,447	$-	$479,636

Cost of revenues	-	143,634	-	340,941
Selling, general and administrative expenses	-	42,616	-	106,894
Depreciation	-	3,141	-	7,566
Amortization of intangible assets	-	1,703	-	4,253
Acquisition-related items	-	92	-	214
Operating earnings	-	16,261	-	19,768

Interest expense, net	-	(867)	-	993
Other expense (income)	-	(55)	-	147
Earnings before income tax	-	17,183	-	18,628

Income tax expense	-	8,710	-	9,216
Net operating earnings from discontinued operations	-	8,473	-	9,412

Non-controlling interest share of earnings	-	3,447	-	4,566
Non-controlling interest redemption increment	-	1,985	-	3,743
Net earnings from discontinued operations
attributable to Company	$-	$3,041	$-	$1,103

Net earnings per share from discontinued operations
Basic	$-	$0.08	$-	$0.03
Diluted	-	0.08	-	0.03

6. ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015

Transaction costs	$347	$587	$870	$1,053
Contingent consideration fair value adjustments	(992)	487	(1,875)	794
Contingent consideration compensation expense	1,618	98	3,050	196
	$973	$1,172	$2,045	$2,043

7. OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015

Disposal (gain) loss, net	$(1,163)	$(54)	$(1,338)	$413
Unusual loss (gain)	202	64	(96)	52
Equity earnings	(259)	(320)	(386)	(291)
	$(1,220)	$(310)	$(1,820)	$174

8. INCOME TAX – The provision for income tax for the six months ended June 30, 2016 reflected an effective tax rate of 36.4% (2015 - (15.0)%) relative to the combined statutory rate of 26.5% (2015 - 26.5%). The current period’s tax rate was impacted by foreign tax rate differential and other discrete items. In the prior year period, the difference between the effective rate and the statutory rate was impacted by $35,400 in non-tax deductible stock-based compensation costs, foreign tax rate differential and other discrete items.

9. LONG-TERM DEBT – On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $525,000. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company has granted the banks various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10. FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2016:

		Fair value measurements at June 30, 2016

	Carrying value at
	June 30, 2016	Level 1	Level 2	Level 3

Contingent consideration liability	$33,648	$-	$-	$33,648

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 4.0% to 10.1%, with a weighted average of 9.3%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 9.4% and 10.1% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $1,200.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2016
Balance, January 1	$29,119
Amounts recognized on acquisitions	8,947
Fair value adjustments	(1,875)
Resolved and settled in cash	(756)
Other	(1,787)
Balance, June 30	$33,648

Less: Current portion	3,746
Non-current portion	$29,902

11. REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2016

Balance, January 1	$139,592
RNCI share of earnings	5,722
RNCI redemption increment	5,608
Distributions paid to RNCI	(8,809)
Purchases of interests from RNCI, net	(1,481)
Balance, June 30	$140,632

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2016 was $130,615. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2016, approximately 3,500,000 such shares would be issued and this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12. NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2016	2015	2016	2015

Basic shares	38,594	36,608	38,576	36,241
Assumed exercise of Company stock options	281	395	263	391
Diluted shares	38,875	37,003	38,839	36,632

13. STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Chairman & CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2016, there were 969,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 340,000 stock options granted during the six months ended June 30, 2016 (2015 - 633,500). Stock option activity for the six months ended June 30, 2016 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,440,500	$28.65
Granted	340,000	32.23
Exercised	(92,450)	18.76
Forfeited	(22,500)	38.71
Shares issuable under options -
End of period	1,665,550	$29.80	3.19	$8,994
Options exercisable - End of period	533,175	$25.25	2.26	$5,073

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2016 was $2,018 (2015 - $1,748). As of June 30, 2016, there was $5,166 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2016, the fair value of options vested was $2,734 (2015 - $2,431).

14. CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to an agreement approved in February 2004 and restated on June 1, 2015, the Company agreed that it will make payments to Jay S. Hennick, its Chairman & Chief Executive Officer (“CEO”), that are contingent upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred among members of the Chairman & CEO’s family, their holding companies and trusts. The agreement provides for the Chairman & CEO to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$3.324. The second payment is an amount equal to 5% of the product of (i) the total number of shares outstanding on a fully diluted basis at the time of the sale and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$6.472. Assuming an arm’s length sale of control of the Company took place on June 30, 2016, the amount required to be paid to the Chairman & CEO, based on a market price of C$44.12 per Subordinate Voting Share, would be US$121,280.

15. SEGMENTED INFORMATION – Upon completion of the spin-off of FirstService on June 1, 2015, the Residential Real Estate Services and Property Services operating segments of Old FSV were distributed to shareholders. The Commercial Real Estate Services segment was retained and comprises the business of Colliers.

Effective June 1, 2015, Colliers identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS
			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended June 30

2016
Revenues	$262,964	$117,177	$102,122	$273	$482,536
Depreciation and amortization	4,817	3,794	1,285	720	10,616
Operating earnings (loss)	22,581	11,747	9,127	(5,831)	37,624

2015
Revenues	$205,768	$105,135	$98,697	$232	$409,832
Depreciation and amortization	4,505	2,959	1,370	849	9,683
Operating earnings (loss)	11,936	13,080	10,688	(52,452)	(16,748)

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Six months ended June 30

2016
Revenues	$473,509	$216,092	$168,563	$480	$858,644
Depreciation and amortization	10,146	7,601	2,543	1,359	21,649
Operating earnings (loss)	39,538	5,858	11,061	(9,968)	46,489

2015
Revenues	$389,494	$186,846	$168,801	$453	$745,594
Depreciation and amortization	8,132	5,899	2,689	1,554	18,274
Operating earnings (loss)	21,609	9,704	15,157	(60,875)	(14,405)

GEOGRAPHIC INFORMATION
	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015

United States
Revenues	$188,541	$142,903	$340,603	$268,951
Total long-lived assets			173,888	118,809

Canada
Revenues	$67,120	$54,678	$119,802	$106,102
Total long-lived assets			53,661	54,019

Australia
Revenues	$59,662	$52,390	$90,575	$88,972
Total long-lived assets			45,036	48,053

United Kingdom
Revenues	$36,941	$35,806	$62,691	$64,528
Total long-lived assets			62,305	59,608

Other
Revenues	$130,272	$124,055	$244,973	$217,041
Total long-lived assets			201,730	187,827

Consolidated
Revenues	$482,536	$409,832	$858,644	$745,594
Total long-lived assets			536,620	468,316

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE six MONTH PERIOD ENDED June 30, 2016

(in US dollars)

August 2, 2016

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three and six month periods ended June 30, 2016 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2016 up to and including August 2, 2016.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Consolidated review

We reported strong revenue growth for the second quarter ended June 30, 2016 due to a combination of internal growth and recent acquisitions. Consolidated revenue growth was 18% relative to the same quarter in the prior year (21% measured in local currencies). Adjusted earnings per share (see “Reconciliation of non-GAAP measures” below) for the second quarter was $0.63, up 9% from $0.58 in the prior year quarter with the increase impacted by a higher income tax rate. GAAP net earnings per share from continuing operations were $0.55, versus a loss of $0.79 in the prior year quarter which was impacted by costs related to the spin-off of FirstService Corporation. Both adjusted earnings per share and GAAP earnings per share for the second quarter ended June 30, 2016 would have been approximately $0.03 higher excluding changes in foreign exchange rates.

During the first six months of 2016, the Company acquired controlling interests in six businesses, four operating in the Americas (Central Florida, Northeast Florida, New York and Quebec) and two operating in EMEA (United Kingdom and Netherlands). The total initial cash consideration for these acquisitions was $46.3 million.

For both the three and six months ended June 30, 2016, revenue growth was led by (i) Sales Brokerage, particularly in the Americas region and (ii) Outsourcing & Advisory services in the EMEA and Americas regions.

	Three months ended			Six months ended
(in thousands of US$)	June 30		Growth	June 30		Growth
(LC = local currency)	2016	2015	in LC %	2016	2015	in LC %

Outsourcing & Advisory	$179,809	$158,268	17%	$339,627	$290,792	22%
Lease Brokerage	151,807	136,880	13%	264,692	241,494	13%
Sales Brokerage	150,920	114,684	34%	254,325	213,308	22%

Total revenues	$482,536	$409,832	21%	$858,644	$745,594	19%

Results of operations - three months ended June 30, 2016

Revenues for our second quarter were $482.5 million, 18% higher than the comparable prior year quarter (21% measured in local currencies). Internally generated revenues measured in local currencies were up 11% and recent acquisitions contributed 10% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $52.8 million, up 18% versus $44.6 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.9% of revenues, the same as the prior year quarter. Operating Earnings for the second quarter were $37.6 million, versus a loss of $16.7 million in the prior year period, attributable primarily to $48.5 million of one-time transaction costs and stock-based compensation related to the spin-off of FirstService Corporation completed on June 1, 2015. The Operating Earnings margin was 7.8% versus (4.1)% in the prior year quarter.

Depreciation expense was $5.8 million, versus $5.5 million recorded in the prior year quarter, with the increase attributable to investments in office leasehold improvements in the past year.

Amortization expense was $4.8 million, versus $4.2 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $2.2 million, versus $1.6 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 2.5%, similar to the prior year quarter.

The consolidated income tax expense for the quarter was $12.9 million, relative to $3.4 million the prior year quarter, reflecting effective tax rates of 35% and (19)%, respectively. The tax rate for the current year period was impacted by the geographic mix of earnings, with more earnings in higher tax jurisdictions. The tax rate in the prior period was impacted by foreign tax rate differential, discrete items and $35.4 million of non-tax deductible stock-based compensation costs (excluding non-tax deductible stock-based compensation, the tax rate would have been 20%).

Net earnings from continuing operations for the quarter was $23.8 million, versus a loss of $21.4 million in the prior year quarter. The current period’s results were attributable to revenue growth and improved profitability in the Americas region, offset by increased income tax expense. The prior period was impacted by $48.5 million of spin-off related costs.

Net earnings from discontinued operations for the quarter ended June 30, 2015 comprised FirstService, which was spun off on June 1, 2015. Revenues of the discontinued operations for the second quarter of 2015 were $207.5 million.

The Americas region generated $263.0 million of revenues during the second quarter, an increase of 28% from the prior year quarter (30% measured in local currencies). Internal growth in local currencies was 14% while the balance of growth resulted from recent acquisitions. Internal revenue growth was comprised primarily of increased Sales Brokerage revenues in the US and Canada. Second quarter Adjusted EBITDA was $28.4 million, up 63% versus the year-ago period, with a margin of 10.8% versus 8.4% in the prior period, due to operating leverage and the impact of acquisitions. Operating Earnings were $22.6 million, up 89% versus the year-ago period.

The EMEA region generated $117.2 million of revenues during the second quarter, an increase of 11% from the prior year quarter (14% measured in local currencies). Internal growth in local currencies was 6% while the balance of growth resulted from recent acquisitions. Internal growth was driven by strong Outsourcing & Advisory services activity, particularly project management. Second quarter Adjusted EBITDA was $17.1 million, versus $17.8 million in the prior year quarter, at a margin of 14.6% versus 16.9% in the prior year period. Results in the current year period were impacted by (i) revenue mix, with project management assignments, which involve the supply and installation of materials, carrying lower margins than other services and (ii) timing of certain expenses. Operating Earnings were $11.8 million, down 10% versus the year-ago period.

The Asia Pacific region generated $102.1 million of revenues during the second quarter, an increase of 3% from the prior year quarter (9% measured in local currencies). Revenue growth came entirely from internal sources and was comprised primarily of increased Sales Brokerage activity in the Australia and New Zealand markets offset by a modest decline in Asia revenues. Second quarter Adjusted EBITDA was $10.5 million, versus $12.1 million in the year-ago period, and was impacted by increased expenses due to significant additions of key personnel in several Asian markets. Operating Earnings were $9.1 million, down 15% versus the year-ago period.

Corporate costs were $3.1 million for the second quarter, relative to $2.7 million in the comparable prior year period. The Operating Loss for the second quarter was $5.8 million, relative to $52.5 million in the prior period, with the prior period impacted by spin-off related costs.

Results of operations - six months ended June 30, 2016

Revenues for the six months ended June 30, 2016 were $858.6 million, 15% higher than the comparable prior year period (19% measured in local currencies). Internally generated revenues measured in local currencies were up 9% and acquisitions contributed 10% to revenue growth.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $75.0 million, up 27% over the comparable prior year period. Our Adjusted EBITDA margin was 8.7% of revenues versus 7.9% of revenues in the prior year period, primarily due to operating leverage in the Americas region and the favorable impact of acquisitions. Operating Earnings for the period were $46.5 million, relative to a loss of $14.4 million in the prior year period, with the difference attributable to spin-off related costs totaling $48.5 million. Our Operating Earnings margin for the six months ended June 30, 2016 was 5.4% versus (1.9%) in the period year period.

We recorded depreciation expense of $11.2 million for the six month period relative to $10.6 million for the comparable prior year period. The increase was attributable to recent investments in office leaseholds in major markets during the past year.

We recorded amortization expense of $10.4 million for the six month period relative to $7.6 million for the prior year period. The increase was attributable to short-lived backlog intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense for the six month period was $4.6 million, up from $3.9 million recorded in the prior year period. The average interest rate on debt during the period was 2.8%, versus 2.5% in the prior year period, while indebtedness increased $41.6 million as a result of business acquisitions completed since June 30, 2015.

Consolidated income tax expense for the six month period was $15.9 million, relative to $2.8 million in the prior year period, reflecting effective tax rates of 36% and (15)%, respectively. The current period’s tax rate was impacted by the geographic mix of earnings, with more earnings from higher tax jurisdictions. The prior period’s tax rate was impacted by $35.4 million of non-tax deductible spin-off related stock-based compensation costs recorded during the second quarter of 2015 (excluding this item the tax rate would have been 17%). The prior period’s tax rate was also impacted by foreign rate differential and discrete items.

Net earnings from continuing operations for the six month period were $27.8 million, versus a net loss of $21.3 million in the prior year period. The change was primarily attributable to spin-off related costs totalling $48.5 million recorded in the prior year period.

Net earnings from discontinued operations for the six month period ended June 30, 2015 comprises FirstService Corporation, which was spun off on June 1, 2015. Revenues of the discontinued operations for the six month period were $479.6 million.

The Americas region generated revenues of $473.5 million during the six months ended June 30, 2016, an increase of 22% relative to the prior year period (25% measured in local currencies). Internal growth measured in local currencies was 9% and recent acquisitions contributed 16% revenue growth. Adjusted EBITDA for the period was $50.0 million, up from $30.7 million in the year-ago period. The margin was 10.6%, relative to 7.9% in the prior year period, and was favorably impacted by operating leverage and recent acquisitions. Americas Operating Earnings for the period were $39.5 million, up from $21.6 million in the prior year period.

The EMEA region generated revenues of $216.1 million during the six months ended June 30, 2016, an increase of 16% relative to the prior year period (19% measured in local currencies). Internal growth measured in local currencies was 12% and was driven by strong Outsourcing & Advisory revenues. Recent acquisitions contributed 7% revenue growth. Adjusted EBITDA for the period was $16.5 million, down from $17.8 million in the year-ago period. The margin was 7.6%, relative to 9.5% in the prior year period. The current period’s results were impacted by (i) revenue mix, with project management assignments, which involve the supply and installation of materials, carrying lower margins than other services and (ii) timing of certain expenses. EMEA Operating Earnings for the period were $5.9 million, down from $9.7 million in the prior year period.

The Asia Pacific region generated revenues of $168.6 million during the six months ended June 30, 2016, the same as the prior year period (up 6% when measured in the local currencies). Internal growth measured in local currencies was 6% and was driven by Lease and Sales Brokerage activity in Australia and New Zealand, offset by a modest decline in Asia revenues. Adjusted EBITDA for the period was $13.8 million, versus $18.0 million in the year-ago period attributable to revenue mix and expenses related to the hiring of key personnel in several Asian markets. The margin was 8.2%, relative to 10.7% in the prior year period. Asia Pacific Operating Earnings for the period were $11.1 million, down from $15.2 million in the prior year period.

Corporate costs for the six month period were $5.3 million, relative to $7.4 million in the prior year period, and were impacted by foreign currency translation of expenses as well as reduced compensation expense from lower headcount. The Operating Loss for the period was $10.0 million, relative to $60.9 million in the prior year period, which included spin-off related costs.

Spin-off transaction

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), the North American leader in residential property management and related services. The spin-off was designed to enhance long-term value for shareholders by creating two independent and sustainable companies, each with the ability to pursue and achieve greater success by employing independent value creation strategies best suited to its core businesses and customers. Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

In conjunction with the spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained Commercial Real Estate Services segment of Old FSV. This MD&A presents the financial and operating results of Colliers on a continuing operations basis for all periods presented. FirstService is presented as a discontinued operation for all periods presented.

Consolidation of global leadership in Toronto

During the second quarter of 2016, and coinciding with Colliers’ first anniversary as an independent public company, the Company implemented a plan to consolidate global leadership in Toronto, with Seattle and Vancouver continuing as shared services centres, to improve operating effectiveness for the future. The plan resulted in the downsizing of the Seattle office and a modest headcount reduction. Restructuring costs incurred during the quarter ended June 30, 2016 totalled $2.8 million, and are reflected as reconciling items in the computation of Adjusted EBITDA and Adjusted EPS. The plan will be completed, and additional costs of approximately $1.5 million will be incurred, during the third quarter of 2016.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data related to the continuing operations of Colliers. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2016
Revenues	$376,108	$482,536
Operating earnings	8,867	37,624
Net earnings (loss) per share from continuing operations:
Basic	(0.19)	0.55
Diluted	(0.19)	0.55

YEAR ENDED DECEMBER 31, 2015
Revenues	$335,762	$409,832	$420,278	$556,114
Operating earnings (loss)	2,343	(16,748)	29,810	64,979
Net earnings (loss) per share from continuing operations:
Basic	0.22	(0.79)	0.20	0.93
Diluted	0.22	(0.79)	0.20	0.92

YEAR ENDED DECEMBER 31, 2014
Revenues	$299,518	$368,525	$372,576	$541,652
Operating earnings	1,737	18,663	13,128	44,628
Net earnings (loss) per share from continuing operations:
Basic	(0.11)	(0.05)	0.26	0.44
Diluted	(0.11)	(0.05)	0.26	0.44

OTHER DATA (see "Reconciliation of non-GAAP measures")
Adjusted EBITDA - 2016	$22,182	$52,795
Adjusted EBITDA - 2015	14,583	44,565	$43,043	$79,143
Adjusted EBITDA - 2014	14,353	34,344	31,022	67,053
Adjusted EPS - 2016	0.19	0.63
Adjusted EPS - 2015	0.10	0.58	0.52	1.06
Adjusted EPS - 2014	0.07	0.44	0.35	0.97

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) corporate costs allocated to spin-off; (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to incur debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2016	2015	2016	2015

Net earnings (loss) from continuing operations	$23,756	$(21,359)	$27,787	$(21,319)
Income tax	12,861	3,365	15,931	2,849
Other income, net	(1,220)	(310)	(1,820)	174
Interest expense, net	2,227	1,556	4,591	3,891
Operating earnings (loss)	37,624	(16,748)	46,489	(14,405)
Depreciation and amortization	10,616	9,683	21,649	18,274
Acquisition-related items	973	1,172	2,045	2,043
Spin-off stock-based compensation costs	-	35,400	-	35,400
Spin-off transaction costs	-	13,134	-	13,134
Corporate costs allocated to spin-off	-	727	-	2,010
Restructuring costs	2,776	-	2,776	-
Stock-based compensation expense	806	1,197	2,018	2,692
Adjusted EBITDA	$52,795	$44,565	$74,977	$59,148

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) corporate costs allocated to spin-off; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2016	2015	2016	2015

Net earnings (loss) from continuing operations	$23,756	$(21,359)	$27,787	$(21,319)
Non-controlling interest share of earnings	(5,559)	(7,421)	(7,973)	(8,820)
Amortization of intangible assets	4,792	4,204	10,428	7,631
Acquisition-related items	973	1,172	2,045	2,043
Spin-off stock-based compensation costs	-	35,400	-	35,400
Spin-off transaction costs	-	13,134	-	13,134
Corporate costs allocated to spin-off	-	741	-	2,048
Restructuring costs	2,776	-	2,776	-
Stock-based compensation expense	806	1,197	2,018	2,692
Income tax on adjustments	(2,548)	(5,461)	(4,239)	(7,470)
Non-controlling interest on adjustments	(432)	-	(934)	(163)
Adjusted net earnings	$24,564	$21,607	$31,908	$25,176

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2016	2015	2016	2015

Diluted net earnings (loss) per share from continuing operations	$0.55	$(0.79)	$0.37	$(0.58)
Non-controlling interest redemption increment	(0.08)	0.01	0.14	(0.25)
Amortization of intangible assets, net of tax	0.08	0.08	0.17	0.14
Acquisition-related items	0.02	0.03	0.05	0.06
Spin-off stock-based compensation costs	-	0.96	-	0.97
Spin-off transaction costs, net of tax	-	0.25	-	0.25
Corporate costs allocated to spin-off, net of tax	-	0.01	-	0.04
Restructuring costs, net of tax	0.04	-	0.04	-
Stock-based compensation expense, net of tax	0.02	0.03	0.05	0.06
Adjusted earnings per share	$0.63	$0.58	$0.82	$0.69

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash used in operating activities for the six month period ended June 30, 2016 was $16.0 million, versus $15.8 million in the prior year period. Excluding discontinued operations, the net cash used in operating activities in the prior year period was $45.2 million. The cash usage reflects the seasonally slow first half of the year consistent with historical patterns. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2016, capital expenditures were $10.7 million. Based on our current operations, capital expenditures for the year ending December 31, 2016 are expected to be $30 to $33 million.

On May 31, 2016, the Company’s Board of Directors approved a semi-annual cash dividend of $0.05 per Common Share (being the Subordinate Voting Shares and Multiple Voting Shares), which was an increase from the previous semi-annual dividend of $0.04. Dividends are paid in cash after the end of the second and fourth quarters, to shareholders of record on the last business day of the relevant quarter. All dividend payments are subject to the discretion of our Board of Directors.

Net indebtedness as at June 30, 2016 was $242.8 million, versus $144.8 million at December 31, 2015. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, the purchase price for recent acquisitions and capital expenditures. We are in compliance with the covenants contained in our financing agreements as at June 30, 2016 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $173.6 million of available unused credit as of June 30, 2016.

On June 1, 2015, the Company entered into a credit agreement with a syndicate of 11 banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $525.0 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $66.5 million as at June 30, 2016 ($48.7 million as at December 31, 2015) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to February 2021. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of June 30, 2016 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2016:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$337,849	$1,516	$450	$335,883	$-
Interest on long-term debt	32,949	8,446	16,806	7,697	-
Capital lease obligations	1,649	685	898	66	-
Contingent acquisition consideration	33,648	3,746	21,971	7,931	-
Operating leases	290,516	61,982	91,099	62,075	75,360

Total contractual obligations	$696,611	$76,375	$131,224	$413,652	$75,360

At June 30, 2016, we had commercial commitments totaling $14.3 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements, was $130.6 million (December 31, 2015 - $137.4 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2016, the RNCI recorded on the balance sheet was $140.6 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share from continuing operations for the six months ended June 30, 2015 would be $0.30 and the accretion to adjusted EPS would be $0.16.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those commitments disclosed in note 14 to the interim consolidated financial statements and note 20 to the December 31, 2015 audited consolidated financial statements.

Critical accounting estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting estimates have been reviewed and discussed with our Audit & Risk Committee. There have been no material changes to our critical accounting estimates from those disclosed in our MD&A for the year ended December 31, 2015.

Quarterly income tax provision

Each quarter, we estimate our income tax on the interim consolidated financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The tax effect of discrete items occurring in the quarter also impacts our effective tax rate.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. While this change reduces complexity in financial reporting, it may have a significant impact on working capital and the related ratios. The guidance will be effective on January 1, 2017. The Company is currently assessing the impact of this ASU on its financial position.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is current assessing the impact of this ASU on its financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This change in guidance removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The ASU also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The guidance will be effective on January 1, 2017 with either prospective or retrospective transition permitted. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, our predecessor, Old FSV, elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we did not have any interest rate or currency hedging instruments in place.

Transactions with related parties

As at June 30, 2016, the Company had $0.7 million of loans receivable from non-controlling shareholders (December 31, 2015 - $0.7 million) and $0.1 million of loans payable to minority shareholders (December 31, 2015 - $0.1 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans have terms of one to ten years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,271,067 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,665,550 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 14, 2016, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2016 to July 17, 2017. The Company is entitled to repurchase up to 3,200,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2016 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

The Company disclosed on May 27, 2015 that management became aware that an independent contractor, working as a broker in its US operations, may have been involved in an improper payment to a third party (in the amount of $0.5 million) in connection with an unconsummated real estate sale transaction in a foreign jurisdiction. The Company’s Board, through its Audit & Risk Committee, retained independent counsel to assist it in reviewing the matter. The Company informed, and is cooperating with, relevant authorities in the US and Canada.

The Audit & Risk Committee’s review was completed on October 26, 2015. Based on that review, it appears that the broker orchestrated a payment, funded by a third party, that the broker believed was intended for an individual associated with a sovereign wealth fund in order to influence a transaction that did not materialize. It also appears that the broker falsified documents, fabricated aspects of the purported transaction and deliberately misled management. The purported transaction was the primary matter on which the broker worked during his brief tenure with the Company. The broker’s conduct directly violated the Company’s established policies, procedures and code of conduct, and he and two associates with whom he worked were immediately terminated. The revenue and related expenses in respect of this transaction recorded in the fourth quarter of 2014 were reversed during the second quarter of 2015, the impact of which was not material.

Spin-off risk

Although the spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015 which is available under Colliers’ SEDAR profile at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize producers.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.